Exhibit 3.1

STATE OF DELAWARE

CERTIFICATE OF CHANGE OF REGISTERED AGENT

AND/OR REGISTERED OFFICE

The corporation organized and existing under the General Corporation Law of the State of Delaware, hereby certifies as follows:

1.     The name of the corporation is Applovin Corporation.

2.     The Registered Office of the corporation in the State of Delaware is changed to 3411 Silverside Road Tatnall Building #104 (street), in the City of Wilmington, County of New Castle County Zip Code 19810. The name of the Registered Agent at such address upon whom process against this Corporation may be served is United Agent Group Inc.

3.     The foregoing change to the registered office/agent was adopted by a resolution of the Board of Directors of the corporation.

By:	/s/ Marie Heitzman
Authorized Officer

Name:	Marie Heitzman, Special Secretary
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